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WEB: www.sthree.com

TEL: 020 7292 3838
FAX: 020 7292 3839

41-44 GREAT WINDMILL ST
LONDON W1D 7NB

s|three

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

August 9, 2007

Ladies and Gentlemen:

Re: SThree plc – Electronic Publication of Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (Exemption file number 082-35083)

The following information is being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of Sthree plc, a public company limited by shares incorporated under the laws of England and Wales ("**SThree**"), in order to avail SThree of Rule 12g3-2(f) of the Securities Exchange Act of 1934 (the "**Exchange Act**") which permits foreign private issuers who are Rule 12g3-2(b) filers to publish the information required by Rule 12g3-2(b)(1)(iii) on either their Internet Web site or through an electronic information delivery system generally available to the public in their primary trading markets, rather than submitting the materials in paper to the Commission.

SThree previously filed an application with the Commission on April 3, 2007 to establish an exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b).

Accordingly, SThree does hereby amend its application for exemption under Rule 12g3-2(b) pursuant to Rule 12g3-2(f), to provide the Commission with the address of its website, http://www.sthree.com, where it intends to publish information electronically as set forth in the attached Annex A. Also attached, in paper form, is the latest Annual Return, recently filed in the UK.

Yours very truly

S C Hornbuckle

Company Secretary

Encs.

ANNEX A

SThree plc
(Incorporated under the Companies Act 1985
as a public limited company and registered in England and Wales with Registered No. 3805979
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**	**Publication**
Memorandum and articles of association	To the registrar of companies on incorporation	S.10 Companies Act 1985	Website
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	S.18 Companies Act 1985 Listing Rules	RNS provided by the London Stock Exchange ('RNS') result of all resolutions and text of all resolutions within Notice of Meeting via website
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public	FSA's Disclosure and Transparency Rules ("**DTR**") S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining	Website

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
	for at least five years To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end To the registrar of companies within 7 months of the Company's financial year end	requirements of S.242 Companies Act 1985 will stay in force until April 2008) Listing Rules	
Preliminary announcement of results for the Company's financial year-end	To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	*Listing* Rules	Website via RNS
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	DTR	Website
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR	Website via RNS
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before	Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007)	RNS proxy result of all resolutions and text of all resolutions within Notice

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
	other general meetings	Listing Rules Company's articles of association	of Meeting via website
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual *return*	S.363 Companies Act 1985	Paper – annually
Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules	Website via RNS
All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 15 days of the passing of the resolution	S.380 Companies Act 1985	RNS result of all resolutions and text of all resolutions within Notice of Meeting via website
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules	RNS result of *all* resolutions and text of all resolutions within Notice of Meeting via website
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	S.122 Companies Act 1985 Listing Rules	RNS result of all resolutions via website

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
listed securities			
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 15 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	S.135 Companies Act 1985	RNS result of all resolutions and text of all resolutions within Notice of Meeting via website. Court order and minutes via paper
Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	S.167 Companies Act 2006 (effective October 2007) Listing Rules	Website via RNS
Notice of change of registered office	To the registrar of companies on occurrence	S.287 Companies Act 1985	Paper
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules S.28 Companies Act 1985	RNS result of all resolutions and text of all resolutions within Notice of Meeting via website
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	S.88 Companies Act 1985	Website – via RNS monthly disclosure of issued share capital
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	S.169 Companies Act 1985 Listing Rules	Website – via RNS

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	S.353 Companies Act 1985	Paper
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	S.225 Companies Act 1985 Listing Rules	Website via RNS
Directors' service contracts	Available for inspection at the registered office during normal business hours Shareholders have a right to request a copy of any director's service contract from the Company	S.228 Companies Act 2006 (effective October 2007)	Key details within DRR section of Annual Report – on website
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	S.395 Companies Act 1985	Paper
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer	To a RIS as soon as possible	DTR	Website via RNS
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules	Website

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules	Website via RNS
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares	To a RIS as soon as possible	Listing Rules	Website via RNS
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules S.122 Companies Act 1985	Website via RNS
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules	Website via RNS
Any extensions of time granted for the currency of temporary documents of title	To a RIS as soon as possible	Listing Rules	Website via RNS
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules	Website via RNS
The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules	Website via RNS

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules	Website via RNS
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules	Website
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules	Website
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules	Website via RNS
Notification of information disclosed in accordance with DTR 5 and section 212 of the Companies Act 1985 (now section 793 of Companies Act 2006)	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days	Companies Act 2006 DTR	Website via RNS

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Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
	after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares *in issue*		
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with section 324 and section 328 of the Companies Act 1985	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR	Website via RNS
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant *threshold* is reached or exceeded	Listing Rules	Website via RNS
Variation and disposals of equity shares under an exemption allowed ! the lock-up arrangements	To a RIS as soon as possible	Listing Rules	Website via RNS
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code	Website via RNS

//

Company Name
STHREE PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
3805979
Information extracted from Companies House records on
5th July 2007

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 3805979/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**41-44 Great Windmill Street London W1D 7NB**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Capita Registrars, The Registry 34 Beckenham Road Beckenham BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Steven Colin HORNBUCKLE** **Address** **19 Craven Avenue** **Ealing** **London** **W5 2SY**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Steven Colin HORNBUCKLE ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Sir Anthony Brian CLEAVER** **Address** **20 Groom Place** **London** **SW1X 7BA** **Date of birth 10/04/1938** **Nationality British** **Occupation Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Sir Anthony Brian CLEAVER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Russell John CLEMENTS** **Address** **127 Crouch Hill** **London** **N8 9QN** **Date of birth** 17/02/1965 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Russell John CLEMENTS ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Alicja Barbara LESNIAK** **Address** **Flat 6** **28 Chesham Place Belgravia** **London** **SW1X 8HG** **Date of birth** 04/12/1951 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Alicja Barbara LESNIAK ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Brian MCBRIDE** **Address** **Strathnairn** **Crawley Ridge** **Camberley** **Surrey** **GU15 2AD** **Date of birth** 15/10/1955 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ____ Occupation ____ Date of change __ __ / __ __ / __ __ __ __ Date Brian MCBRIDE ceased to be director (if applicable) __ __ / __ __ / __ __ __ __
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Michael John NELSON** **Address** **5 Egliston Road** **Putney** **London** **SW15 1AL** **Date of birth** 15/10/1954 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ____ Occupation ____ Date of change __ __ / __ __ / __ __ __ __ Date Michael John NELSON ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Tony WARD OBE This is a service address for the beneficiary of a Confidentiality Order. **Address** 130 Wilton Road London SW1V 1LQ **Date of birth** 20/02/1950 **Nationality** British **Occupation** Service Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Tony WARD OBE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sunil WICKREMERATNE **Address** 40 Mount Park Road London W5 2RS **Date of birth** 31/07/1964 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Sunil WICKREMERATNE ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 138,477,163

Aggregate Nominal Value of issued shares: £1,384,771.63

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 13/07/2006

> **REMEMBER:**
>
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
>
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
>
> *List shareholders in alphabetical order or provide an index*
>
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 06 / 08 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***13/7/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th July 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Telephone number *inc code*

Address

DX number *if applicable*

DX exchange

END

Postcode